Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 to the annual report on Form 20-F (the “annual report”) of Oromin Explorations Ltd. (the “Company”) for the year ended February 28, 2006, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  January 31, 2007

 (signed):    “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer